Verrill Dana LLP

Attorneys at Law

MARGARET C. CALLAGHAN
mcallaghan@verrilldana.com
direct dial: 207-253-4418

ONE PORTLAND SQUARE
PORTLAND, MAINE 04112-0586
207-774-4000 • FAX 207-774-7499

November 16, 2010

VIA FED EX

SEC Mail Processing Section
NOV 17 2010
Washington, DC 107

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

SEC Mail Processing Section
NOV 17 2010
Washington, DC 107

Re: Biddeford and Saco Water Company
Offering Statement on Form 1-A
File No. 024-1021

Ladies and Gentlemen:

On behalf of Biddeford and Saco Water Company (the "Company"), we submit this response to the comment letter of the staff of the Securities and Exchange Commission dated November 12, 2010, regarding the Company's revised offering statement on Form 1-A, filed October 29, 2010. Enclosed with this letter are eight copies of Amendment No. 4 to the Company's offering statement on Form 1-A, including three that are marked to show revisions to the Company's October 29 filing.

Set forth below are the enumerated comments in your letter, with our responses to each.

Part I

Item 4

1. Exhibit A includes Louisiana in the list of states where the shares will be offered. However, we note that you have not included Louisiana in the disclosure in this section. Please reconcile.

We have removed Louisiana from the attached Exhibit A. The Company currently does not expect to offer the shares in that state.

2. We note your response to comment three from our letter dated October 18, 2010. Please provide the legal and factual basis for Messrs. Mansfield and Theriault's reliance on rule 3a4-1 in your response.

The Company believes that both officers will meet each of the conditions specified in paragraph (a)4(ii) of Rule 3a4-1. To the Company's knowledge:

1. Neither is subject to a statutory disqualification, as that term is defined in section 3(a)(39) of the Securities Exchange Act.
2. Both are salaried officers of the Company, and neither will receive any commission or other remuneration based either directly or indirectly on transactions in securities, or be entitled to any bonus relating directly or indirectly to the success of the offering.
3. Neither is an associated person of a broker or dealer.

4. (A) Each is an executive officer with substantial duties on behalf of the Company otherwise than in connection with transactions in securities; (B) neither has been a broker dealer, or an associated person of a broker dealer, within the preceding 12 months; and (C) neither has participated in selling any other offering of securities during the past 12 months (either on behalf of the Company or any other issuer).

Business and Properties, page 3

3. We reissue comment six from our letter dated October 18, 2010. We continue to note the disclosure in this section that "the Company does not currently have any significant new construction or capital projects planned." However, this is inconsistent with the disclosure in the risk factor section that "the Company plans to undertake various expansion, construction, and maintenance projects in the near-term future." Please discuss in this section the various expansion, construction, and maintenance projects that will be undertaken in the near-term future.

We have revised risk factor 7 to clarify that the construction that the Company plans to undertake in the near term is in the nature of ordinary course construction and maintenance.

4. We reissue comment 16 from our letter dated October 18, 2010. Please revise to address, in greater detail, your current and near term capital requirements and spending needs.

We have revised Question 3(a) to provide additional detail about the Company's routine annual construction and maintenance activities, the cost of which typically is predictable from year to year.

Financial Statements

General

Notes to Financial Statements

Note 5-Long Term Debt, page 54

5. You had provided explanatory disclosures regarding unadvanced bond proceeds in the prior amendment but have deleted the disclosures from this amendment. Please revise to restore this information in compliance with Comment 29 of our letter dated September 3, 2010.

The disclosure regarding unadvanced bond proceeds is included in the financial statements attached to the enclosed filing.

* * * * *

Please do not hesitate to contact me at this office with any questions or comments you may have regarding the enclosed filing or related matters.

Respectfully submitted,



Margaret C. Callaghan

MCC/mdw

Enclosures:
Exhibit A (list of jurisdictions and related blue sky rules)
Form 1-A (eight copies, including one original)

cc: Mr. C.S. Mansfield, Jr., Biddeford and Saco Water Company
     Gregory S. Fryer, Esq., Verrill Dana, LLP

3085337_4

The following table contains a list of each state where the Company intends to make offers pursuant to preemptive rights, and a citation to the applicable registration exemption on which the Company intends to rely in each state.

State	Exemption
Alabama	Existing shareholder transaction exemption under Section 8-6-11(a)(10) of the Alabama Securities Act.
California	Exempt security per California Corporate Securities Law Sec. 25100(i)(3).
Colorado	Exempt security per Colorado Securities Act Sec. 11-51-307(1)(e).
Connecticut	Exempt security per Sec. 36b-21(a)(7)(A) of the Connecticut Securities Act.
Florida	Exempt security per Sec. 517.051(4) of the Florida Securities Act.
Georgia	Exempt security per Sec. 10-5-10(5) of the Georgia Uniform Securities Act of 2008.
Illinois	Exempt security per Sec. 5/3.E. of the Illinois Securities Act.
Maine	Exempt security per Sec. 16201(5)(A) of the Maine Securities Act.
Maryland	Existing shareholder transaction exemption under Section 11-602(11) of the Maryland Securities Act.
Massachusetts	Exempt security per Sec. 402(a)(7)(C) of the Massachusetts Securities Act.
Missouri	Exempt security per Sec. 409.2-201(5) of the Missouri Securities Act of 2003.
Nevada	Existing shareholder transaction exemption under Section 90.530.14 of the Nevada Securities Act.
New Hampshire	Existing shareholder transaction exemption under Section 421-B:17, II(p) of the New Hampshire Securities Act.
New Jersey	Existing shareholder transaction exemption under Section 49:3-50(b)(11) of the New Jersey Securities Act.
New York	Exempt security per Sec. 359-f(1)(d) of the Martin Act.
North Carolina	Exempt security per Sec. 78A-16(7) of the North Carolina Securities Act.
Ohio	Exempt security per Sec. 1707.02(F) of the Ohio Securities Act.
Oregon	Existing shareholder transaction exemption under Section 59.035(3) of the Oregon Securities Act. The issuer will limit the offering in Oregon to pro rata subscriptions by existing shareholders.
Pennsylvania	Existing shareholder transaction exemption under Sections 203(n) and 203.141(a) of the Pennsylvania Securities Act. The issuer will limit the offering in Pennsylvania to pro rata subscriptions by existing shareholders.
Rhode Island	Exempt security per Sec. 7-11-401(5) of the Rhode Island Securities Act.
Texas	Exempt security per Art. 581-6.D of the Texas Securities Act.
Vermont	Exempt security per Sec. 5201(5) of the Vermont Uniform Securities Act.
Virginia	Exempt security per Sec. 13.1-514(7) of the Virginia Securities Act.
Washington	Exempt security per Sec. 21.20.310(7) of the Securities Act of Washington.
West Virginia	Exempt security per Sec. 32-4-402(a)(7) of the West Virginia Securities Act.
Wisconsin	Exempt security per Sec. 551.201(5)(a) of the Wisconsin Securities Act.